

March 10, 2015

<u>Via E-mail</u>
Steven Earles
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Boulevard
Portland, Oregon 97214

> **Re:** **Eastside Distilling, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-202033**

Dear Mr. Earles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Prospectus cover page

2. Please disclose that 1,000,000 of the shares being offered are issuable upon the exercise of options. Disclose the exercise price and duration of the options.

Prospectus Summary, page 1

3.   Please revise your summary to provide an expanded discussion of your current business following the reverse merger and spin-off of the company's prior business. Provide an appropriate subheading for this disclosure.

Risk Factors, page 4

4.   It appears that you are still an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012. Please add a risk factor discussing the impact that this status and the decreased disclosure requirements for such companies could have on the market for your stock.

We depend on our independent wholesale distributors to distribute our products…, page 5

5.   We note that you currently distribute your products in five states. Therefore, please revise this risk factor and following risk factor to identify which of these five states are "control states."

We may require additional capital, page 4

6.   You state that you may require additional capital, without which your operations and growth may be limited. In your liquidity discussion on page 39 you state that you will require a minimum of $5 million to expand and market your business. Please quantify and clarify your need for additional capital.

Our officers and directors collectively own a substantial portion . . ., page 9

7.   Please revise to clarify that two persons hold 55% of the outstanding shares.

Selling Shareholders, page 12

8.   You state here that you have 45,512,500 shares outstanding, although you state elsewhere in the filing that you have 40 million shares outstanding. Please revise to reconcile these disclosures.

Eastside Distilling LLC – Liquidity and Capital Resources, page 39

9.   We note the disclosure that Eurocan Holdings Ltd. loaned Eastside $150,000 roughly six months before the acquisition of Eastside by Eurocan. Please disclose the business circumstances under which this loan was made and any preexisting relationships between the two companies prior to the consummation of the acquisition. File the loan agreement as an exhibit.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-35

10.   Please refer to Rule 11-02(b)(2) of Regulation S-X. The pro forma financial information should be preceded by an introductory paragraph which briefly describes each transaction for which pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows.

11.   Please expand the disclosure in note 2 to show the allocation of the purchase price to specific identifiable tangible and intangible assets (such as customer lists, contracts acquired, trademarks and patents, in-process research and development) and liabilities. If the allocation is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

12.   Please disclose in the footnotes the contractual terms of the combination such as new compensation contracts with management.

13.   The expected useful lives or amortization periods of significant assets acquired, including identified intangibles, should be disclosed in a footnote.

14.   Since you were formerly a Limited Liability Company, pro forma tax data should be presented on the face of historical statements for all periods presented.

15.   Please include a separate column in the pro forma financials reflecting the adjustment due to the spin-off of the operations of MWW and the anticipated impairment of goodwill of $3.2 million on the balance sheet.

16.   We note that on December 31, 2014, you completed an offering of 5,512,500 shares of your common stock at a price of $0.40 per share for an aggregate purchase price of $2,205,000. Please disclose the details of the offering in the footnotes to the pro forma information.

Recent Sales of Unregistered Securities, page II-4

17.   Please file as an exhibit the agreement pursuant to which you issued the option to purchase 1,000,000 common shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Greg Carney
        Indeglia & Carney, LLP